SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-1

                                AMENDMENT NO. 20

                             Tender Offer Statement

       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934



                           RENTAL SERVICE CORPORATION

                            (Name of Subject Company)



                           UR ACQUISITION CORPORATION
                              UNITED RENTALS, INC.
                                    (Bidders)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)



                                   76009V 10 2

                     (CUSIP Number of Class of Securities)



                               UNITED RENTALS, INC.
                           FOUR GREENWICH OFFICE PARK
                               GREENWICH, CT 06830
                            ATTN.: BRADLEY S. JACOBS
                            CHAIRMAN OF THE BOARD AND
                             CHIEF EXECUTIVE OFFICER
                            TELEPHONE:(203) 622-3131
                            FACSIMILE:(203) 622-6080
          (Name, Address and Telephone Number of Person authorized to

            Receive Notices and Communications on Behalf of Bidders)



                                     COPY TO:


                              MILTON G. STROM, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 735-3000
                            FACSIMILE: (212) 735-2000

      UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share (collectively with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 16, 1999 (the "Rights Agreement"), between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

 ITEM 10.  ADDITIONAL INFORMATION.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On May 28, 1999, Parent filed a reply memorandum of law in support of its motion to dismiss the amended counterclaims of the Company under
 Section 14 of the Exchange Act (the "Reply Memorandum of Law") in the pending litigation between Parent and the Company, among others, in the United States District Court for the District of Connecticut (the "Connecticut Court"). Parent also filed declarations (the "Declarations") by each of the persons nominated by Parent to stand for election to the Company Board of Directors (the "Nominees"). In the Declarations, each of the Nominees declared, among other things, that he or she is neither an officer nor a director of Parent. On June 2, 1999, the Company filed a surreply memorandum of law (the "Company Surreply Memorandum") in opposition to Parent's motion to dismiss the amended counterclaims, filed on April 29, 1999, and a memorandum in response to the Nominee declarations (the "Company Response Memorandum"). In addition, on June 2, 1999, the Connecticut Court set June 11, 1999 as the date for the hearing concerning Parent's motion to dismiss and related matters.

      The foregoing is qualified in its entirety by reference to the complete text of the Reply Memorandum of Law, the Company Surreply Memorandum and the Company Response Memorandum, copies of which are filed as Exhibits (g)(17), (g)(18) and (g)(19) hereto, respectively, and which are incorporated by reference herein.

 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      (g)(17) Parent Reply Memorandum of Law in Support of the Motion to Dismiss the Amended Counterclaims, dated May 28, 1999, filed by Parent in the United States District Court for the District of Connecticut.

      (g)(18) Company Surreply Memorandum of Law in Opposition to Parent's Motion to Dismiss, dated June 2, 1999, filed by the Company in the United States District Court for the District of Connecticut.

      (g)(19) Company Memorandum in Response to Parent's Nominee Affidavits, dated June 2, 1999, filed by the Company in the United States District Court for the District of Connecticut.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                UR Acquisition Corporation


                                By: /s/ John N. Milne
                                    --------------------------------
                                    Name: John N. Milne
                                    Title: President


                                United Rentals, Inc.


                                By: /s/ Bradley S. Jacobs
                                    -------------------------------
                                    Name: Bradley S. Jacobs
                                    Title: Chairman and Chief Executive
                                           Officer


 Date: June 4, 1999



                                INDEX TO EXHIBITS


 EXHIBIT
 NUMBER                         EXHIBIT

 -------                        -------
 (g)(17) Parent Reply Memorandum of Law in Support of the Motion to Dismiss the Amended Counterclaims, dated May 28, 1999, filed by Parent in the United States District Court for the District of Connecticut.

 (g)(18) Company Surreply Memorandum of Law in Opposition to Parent's Motion to Dismiss, dated June 2, 1999, filed by the Company in the United States District Court for the District of Connecticut.

 (g)(19) Company Memorandum in Response to Parent's Nominee Affidavits, dated June 2, 1999, filed by the Company in the United States District Court for the District of Connecticut.